EXHIBIT 12.1

LANDRY’S RESTAURANTS, INC

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2005	2004
Income before taxes	$10,849,302	$16,089,236
Fixed charges, as adjusted	14,231,602	7,889,237

	$25,080,904	$23,978,473

Fixed charges:
Interest expense including amortization of debt costs	$9,665,734	$3,087,909
Capitalized interest	317,753	520,387
Interest factor on rent (1/3 rent expense)	4,565,868	4,801,328

Total fixed charges	14,549,355	8,409,624
Less capitalized interest	(317,753)	(520,387)

Fixed charges, as adjusted	$14,231,602	$7,889,237

Ratio of earnings to fixed charges	1.7	2.9